UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dougherty's Pharmacy, Inc.

File No. 000-27945 - CF#35213
_____

     Dougherty's Pharmacy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on June 2, 2017 as amended on July 21, 2017.

     Based on representations by Dougherty's Pharmacy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through April 30, 2019
Exhibit 10.5	through April 30, 2019
Exhibit 10.6	through April 30, 2019
Exhibit 10.7	through April 30, 2019
Exhibit 10.8	through April 30, 2019
Exhibit 10.9	through April 30, 2019
Exhibit 10.10	through April 30, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary